Exhibit 99.1

UNAUDITED CONDENSED

CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

MARCH 31, 2024 AND 2023

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED

STATEMENTS OF FINANCIAL POSITION

(expressed in Thousands of United States Dollars)

	March 31, 2024	December 31, 2023
	(unaudited)	(audited)
Current assets
Cash and cash equivalents	$1,801	$598
Accounts receivable and other receivables (Note 3)	7,525	5,492
Deposits and prepaid expenses	835	838
	10,161	6,928

Non-current assets
Property, plant and equipment, net (Note 4)	217,926	216,161
Right-of-use assets (Note 5)	1,104	1,190
Fair value of commodity contracts (Note 2)	-	78
	219,030	217,429

Total Assets	$229,191	$224,357

Current liabilities
Accounts payable and other payables (Note 3)	$14,881	$17,648
Lease liabilities (Note 5)	965	1,068
Fair value of commodity contracts (Note 2)	879	128
	16,725	18,844

Non-current liabilities
Loans and borrowings (Note 7)	31,667	29,612
Asset retirement obligations, net	2,048	1,966
Lease liabilities (Note 5)	180	162
Deferred income taxes	4,550	3,359
Fair value of commodity contracts (Note 2)	111	-
	38,556	35,099

Equity
Shareholders’ capital	296,232	296,232
Contributed surplus	24,330	24,179
Accumulated deficit	(146,652)	(149,997)
	173,910	170,414
Total equity and liabilities	$229,191	$224,357

See accompanying notes to unaudited condensed consolidated interim financial statements.

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KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

THREE MONTHS ENDED MARCH 31

(Unaudited, expressed in Thousands of United States Dollars)

	2024	2023
Revenue
Oil and natural gas revenue, net of royalties (Note 9)	$14,226	$14,293
Other income	59	1
	14,285	14,294
Expenses
Production and operating expenses	2,246	1,553
Depletion, depreciation and amortization (Note 4,5)	3,894	4,338
General and administrative expenses	1,265	930
Stock based compensation (Note 8)	128	18
	7,533	6,839

Finance income
Unrealized gain on financial commodity contracts (Note 2)	-	1,390
	-	1,390

Finance expense
Realized loss on financial commodity contracts (Note 2)	341	414
Unrealized loss on financial commodity contracts (Note 2)	915	-
Interest on loans and borrowings (Note 7)	915	485
Foreign exchange loss	-	5
Interest on lease liability	23	28
Accretion expense	22	17
	2,216	949

Net income before income taxes	4,536	7,896
Income tax expense	1,191	-

Net income and comprehensive income	$3,345	$7,896

Basic and diluted net income per share (Note 6)	$0.09	$0.22

See accompanying notes to unaudited condensed consolidated interim financial statements.

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KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited, expressed in Thousands of United States dollars)

	Number of common shares	Share capital	Contributed surplus	Accumulated Deficit	Total equity

Balance at January 1, 2023	35,615,921	$296,221	$23,254	$(169,277)	$150,198
Share based compensation (Note 8)	-	-	20	-	20
Stock options exercised (Note 8)	5,000	6	(2)	-	4
Net income for the period	-	-	-	7,896	7,896
Balance at March 31, 2023	35,620,921	$296,227	$23,272	$(161,381)	$158,118

Balance at January 1, 2024	35,625,587	$296,232	$24,179	$(149,997)	$170,414
Share based compensation (Note 8)	-	-	151	-	151
Net income for the period	-	-	-	3,345	3,345
Balance at March 31, 2024	35,625,587	$296,232	$24,330	$(146,652)	$173,910

See accompanying notes to unaudited condensed consolidated interim financial statements.

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KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31

(Unaudited, expressed in Thousands of United States Dollars)

	2024	2023

Cash flows from operating activities
Net income	$3,345	$7,896
Adjustments for:
Depletion, depreciation and amortization	3,894	4,338
Accretion	45	45
Unrealized (gain) loss on financial commodity contracts (Note 2)	915	(1,390)
Stock based compensation (Note 8)	128	18
Deferred income tax	1,191	-
Amortization of loan acquisition costs	55	25
Gain on sales of assets	(8)	-
Change in non-cash working capital (Note 3)	130	2,097
Net cash from operating activities	9,695	13,029

Cash flows from investing activities
Additions to property, plant and equipment (Note 4,5)	(5,320)	(4,188)
Proceeds from sale of assets	8	-
Change in non-cash working capital (Note 3)	(4,902)	(5,918)
Net cash used in investing activities	(10,214)	(10,106)

Cash flows from financing activities
Repayment of loans and borrowings (Note 7)	(5,500)	(3,000)
Proceeds from loans and borrowings (Note 7)	7,500	2,995
Lease payments	(278)	(190)
Proceeds from stock option exercises	-	6
Net cash from/used in financing activities	1,722	(189)

Change in cash and cash equivalents	1,203	2,734
Cash and cash equivalents, beginning of period	598	1,037
Cash and cash equivalents, end of period	$1,801	$3,771

Supplementary information
Interest paid	$661	$424
Income taxes paid	$-	$-

See accompanying notes to unaudited condensed consolidated interim financial statements.

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Notes to the Unaudited

Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited, expressed in Thousands of United States dollars except per share information)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Kolibri Global Energy Inc. (the “Company” or “KEI”), was incorporated under the Business Corporations Act (British Columbia) on May 6, 2008. KEI is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil, gas and clean and sustainable energy. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

The unaudited condensed consolidated interim financial statements were approved by the Company’s Board of Directors on May 13, 2024.

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting” following the same accounting policies, except as described below, and methods of computation as the annual consolidated financial statements of the Company for the year ended December 31, 2023. The disclosures provided below are incremental to those included with the annual consolidated financial statements and certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted. These unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto in the Company’s annual filings for the year ended December 31, 2023.

New Standards and Interpretations adopted

The following future IFRS standards have been adopted by the Company:

Amendment to IFRS 16 – Leases on sale and leaseback. This amendment specifies how an entity accounts for a sale and leaseback after the date of the transaction. The Company adopted this standard on January 1, 2024 and it did not have a significant impact on the Company.

Amendment to IFRS 1 – Non-current liabilities with covenants. This amendment specifies how an entity must comply within twelve months after the reporting period affecting the classification of a liability. The Company adopted this standard on January 1, 2024 and it did not have a significant impact on the Company.

Amendment to IAS 7 and IFRS 7 – Supplier finance. This amendment requires disclosures of supplier finance arrangements and their impact to a company’s liquidity risk. The Company adopted this standard on January 1, 2024 and it did not have a significant impact on the Company.

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Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited, expressed in Thousands of United States dollars except per share information)

3.	COMMODITY CONTRACTS

At March 31, 2024 the following financial commodity contracts were outstanding and recorded at estimated fair value:

		Total Volume Hedged	Price
Commodity	Period	(BBLS)	($/BBL)
Oil – WTI Swap	April 1, 2024 to May 31, 2024	8,000	$62.77
Oil – WTI Costless Collars	April 1, 2024 to June 30, 2024	3,000	$65.00 - $79.50
Oil – WTI Costless Collars	April 1, 2024 to June 30, 2024	12,000	$65.00 - $86.00
Oil – WTI Costless Collars	April 1, 2024 to December 31, 2024	60,000	$65.00 - $89.50
Oil – WTI Put	April 1, 2024 to June 30, 2024	1,650	$60.00
Oil – WTI Costless Collars	April 1, 2024 to June 30, 2024	1,950	$65.00 - $94.55
Oil – WTI Costless Collars	June 1, 2024 to June 30, 2024	8,000	$60.00 - $78.15
Oil – WTI Costless Collars	July 1, 2024 to September 30, 2024	21,000	$60.00 - $86.65
Oil – WTI Costless Collars	July 1, 2024 to September 30, 2024	18,000	$60.00 - $78.00
Oil – WTI Costless Collars	July 1, 2024 to September 30, 2024	3,600	$65.00 - $90.65
Oil – WTI Costless Collars	October 1, 2024 to December 31, 2024	39,000	$60.00 - $82.50
Oil – WTI Costless Collars	January 1, 2025 to March 31, 2025	36,000	$60.00 - $77.00
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	20,400	$60.00 - $75.40
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	1,350	$65.00 - $82.54
Oil – WTI Costless Collars	July 1, 2025 to September 30, 2025	21,000	$65.00 - $82.00
Oil – WTI Costless Collars	July 1, 2025 to September 30, 2025	750	$65.00 - $80.50
Oil – WTI Costless Collars	April 1, 2024 to June 30, 2024	15,000	$65.45 - $86.00
Oil – WTI Swap	May 1, 2024 to June 30, 2024	9,600	$85.67
Oil – WTI Costless Collars	July 1, 2024 to September 30, 2024	15,000	$63.80 - $84.50
Oil – WTI Costless Collars	July 1, 2024 to September 30, 2024	13,800	$67.75 - $89.85
Oil – WTI Costless Collars	October 1, 2024 to December 31, 2024	15,000	$62.35 - $82.70
Oil – WTI Costless Collars	October 1, 2024 to December 31, 2024	13,800	$65.75 - $87.10
Oil – WTI Costless Collars	October 1, 2024 to December 31, 2024	1,200	$61.00 - $81.46
Oil – WTI Costless Collars	October 1, 2024 to December 31, 2024	2,400	$60.00 - $78.23
Oil – WTI Costless Collars	January 1, 2025 to March 31, 2025	15,000	$64.25 - $84.60
Oil – WTI Costless Collars	January 1, 2025 to March 31, 2025	14,400	$66.25 - $87.75
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	3,000	$59.50 - $79.00
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	5,700	$60.80 - $74.07
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	13,200	$64.50 - $85.70
Oil – WTI Costless Collars	July 1, 2025 to September 30, 2025	21,900	$63.25 - $83.65

The estimated fair value results in a $1.0 million liability as of March 31, 2024 (December 31, 2023: $0.1 million liability) for the financial oil and gas contracts which has been determined based on the prospective amounts that the Company would receive or pay to terminate the contracts, consisting of a current liability of $0.9 million and a long term liability of $0.1 million (December 31, 2023: current liability of $0.2 million and a long term asset of $0.1 million).

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Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited, expressed in Thousands of United States dollars except per share information)

In April 2024, the Company entered into the following additional financial commodity contracts:

		Total Volume Hedged	Price
Commodity	Period	(BBLS)	($/BBL)
Oil – WTI Swap	May 1, 2024 to June 30, 2024	9,600	$85.67
Oil – WTI Costless Collars	May 1, 2024 to June 30, 2024	15,600	$71.50 - $96.25
Oil – WTI Costless Collars	July 1, 2024 to September 30, 2024	13,800	$67.75 - $89.85
Oil – WTI Costless Collars	July 1, 2024 to September 30, 2024	24,000	$69.50 - $93.25
Oil – WTI Costless Collars	October 1, 2024 to December 31, 2024	13,800	$65.75 - $87.10
Oil – WTI Costless Collars	October 1, 2024 to December 31, 2024	24,000	$67.50 - $89.50
Oil – WTI Costless Collars	January 1, 2025 to March 31, 2025	15,000	$64.25 - $84.60
Oil – WTI Costless Collars	January 1, 2025 to March 31, 2025	14,400	$66.25 - $87.75
Oil – WTI Costless Collars	January 1, 2025 to March 31, 2025	16,200	$65.50 - $86.25
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	13,200	$64.50 - $85.70
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	10,800	$64.00 - $84.00
Oil – WTI Costless Collars	July 1, 2025 to September 30, 2025	21,900	$63.25 - $83.65
Oil – WTI Costless Collars	July 1, 2025 to September 30, 2025	10,800	$62.75 - $82.00

The realized and unrealized gains/losses from the financial commodity contracts are as follows:

	Three months ended March 31,
($000s)	2024	2023

Realized loss on financial commodity contracts	$(341)	(414)

Unrealized gain (loss) on financial commodity contracts	$(915)	1,390

3.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash flow working capital is comprised of:

	Three months ended March 31,
	2024	2023

Accounts receivables and other receivables	$(2,033)	$237
Deposits and prepaid expenses	3	(104)
Accounts payable and other payables	(2,742)	(3,954)
	$(4,772)	$(3,821)

Related to operating activities	$130	$2,097

Related to investing activities	$(4,902)	$(5,918)

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Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited, expressed in Thousands of United States dollars except per share information)

4.	PROPERTY, PLANT AND EQUIPMENT, NET

	Oil and Natural Gas Interests	Processing and Other Equipment	Total
Cost
Balance at January 1, 2023	$234,126	$1,378	$235,504
Additions	53,713	60	53,774
Balance at December 31, 2023	$287,839	$1,438	$289,277
Additions	5,402	1	5,403
Balance at March 31, 2024	$293,241	$1,439	$294,680
Accumulated depletion and depreciation
Balance at January 1, 2022	$57,610	$1,340	$58,950
Depletion and depreciation for the period	14,137	29	14,166
Balance at December 31, 2022	$71,747	$1,369	$73,116
Depletion and depreciation for the period	3,633	5	3,638
Balance at March 31, 2023	$75,380	$1,374	$76,754

Net carrying amounts
At December 31, 2023	$216,092	$69	$216,161
At March 31, 2024	$217,861	$65	$217,926

5.	LEASES AND RIGHT OF USE ASSETS

Right of Use Assets
Balance at January 1, 2023	$48
Additions	1,984
Depreciation	(842)
Balance at December 31, 2023	$1,190
Additions	170
Depreciation	(256)
Balance at March 31, 2024	$1,104

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Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited, expressed in Thousands of United States dollars except per share information)

6.	EARNINGS PER SHARE

	Three months ended March 31,
	2024	2023
Basic earnings per share

Net income	$3,345	$7,896

Weighted average number of common shares (basic)	35,626	35,620

Net income per share – basic	$0.09	$0.22

Diluted earnings per share

Net income	$3,345	$7,896

Effect of outstanding options and future service	806	582

Weighted average number of common shares - diluted	36,432	36,202

Net income per share – diluted	$0.09	$0.22

7.	LOANS AND BORROWINGS

In May 2022, the Company’s US subsidiary amended the credit facility from BOK Financial, which is secured by the US subsidiary’s interests in the Tishomingo Field. The credit facility expires in June 2026 and is intended to fund the drilling of the Caney wells in the Tishomingo Field.

The credit facility has a borrowing base of $40.0 million and the Company has an available borrowing capacity of $8.0 million at March 31, 2024. The credit facility is subject to a semi-annual review and redetermination of the borrowing base. The next redetermination will be later in the second quarter of 2024. Future commitment amounts will be subject to new reserve evaluations and there is no guarantee that the size and terms of the credit facility will remain the same after the borrowing base redetermination. Any redetermination of the borrowing base is effective immediately and if the borrowing base is reduced, the Company has six months to repay any shortfall.

The credit facility has two primary debt covenants. One covenant requires the US subsidiary to maintain a positive working capital balance which includes any unused excess borrowing capacity and excludes the fair value of commodity contracts, the current portion of long-term debt (the “Current Ratio”). The second covenant ensures the ratio of outstanding debt and long-term liabilities to a trailing twelve month adjusted EBITDA amount (the “Maximum Leverage Ratio”) be no greater than 3 to 1 at any quarter end. Adjusted EBITDA is defined as net income excluding interest expense, depreciation, depletion and amortization expense, and other non-cash and non-recurring charges including severance, share based compensation expense and unrealized gains or losses on commodity contracts.

The Company was in compliance with both covenants for the quarter ended March 31, 2024. At March 31, 2024, the Current Ratio of the US Subsidiary was 1.16 to 1.0 and the Maximum Leverage Ratio was 0.90 to 1.0 for the three months ended March 31, 2024.

At March 31, 2024, loans and borrowings of $32.0 million (December 31, 2023: $30.0 million) are presented net of loan acquisition costs of $0.3 million (December 31, 2023: $0.3 million).

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Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited, expressed in Thousands of United States dollars except per share information)

8.	SHARE BASED PAYMENTS

The number and weighted average exercise prices of share options are as follows:

	Three months ended March 31, 2024		Three months ended March 31, 2023
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at January 1	939,634	$2.36	776,000	$1.67
Granted	15,050	4.88	-	-
Expired/cancelled	(78,900)	2.89	(11,500)	4.90
Exercised	-	-	(5,000)	0.80
Outstanding at March 31	875,784	$2.35	759,500	$1.63

Exercisable at March 31	666,818	$1.52	523,001	$1.90

The range of exercise prices for the outstanding options is as follows:

	Number of outstanding stock options	Weighted average exercise price	Weighted average contractual life (years)

$4.90 to $6.00	260,900	$5.46	4.1
$1.80 to $4.90	90,050	$2.39	3.5
$0.80 to $1.80	524,834	$0.80	2.8
	875,784	$2.35	3.2

The fair value of the stock options granted was estimated using the Black Scholes model with the following weighted average inputs:

Three Months Ended March 31, 2024

Fair value at grant date (per option)	$4.03

Volatility (%)	80.08
Forfeiture rate (%)	5%
Option life (years)	10
Risk-free interest rate (%)	3.33

The number and weighted average fair value of RSUs are as follows:

	Three months ended March 31, 2024		Three months ended March 31, 2023
	Number of RSUs	Weighted average fair value	Number of RSUs	Weighted average fair value

Outstanding at January 1	119,140	$5.28	-	$-
Granted	12,430	4.88	-	-
Cancelled	(13,000)	5.38	-	-
Outstanding at March 31	118,570	$5.23	-	$-

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Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited, expressed in Thousands of United States dollars except per share information)

The fair value at grant date for the RSUs was $4.88 per RSU which was the closing share price on the date of grant.

Share based compensation was recorded as follows:

	Three months ended March 31,
	2024	2023

Expensed	$128	$18

Capitalized	$23	$2

9.	REVENUES

Revenue is recognized when the performance obligations are satisfied and revenue can be reliably measured. Revenue is measured at the consideration specified in the contracts and represents amounts receivable for goods or services provided in the normal course of business, net of discounts, customs duties and sales taxes. All revenue is based on variable prices. Performance obligations associated with the sale of crude oil, natural gas, and natural gas liquids are satisfied at the point in time when the products are delivered to and title passes to the customer. Performance obligations associated with processing services, transportation, and marketing services are satisfied at the point in time when the services are provided.

Oil, natural gas liquids and natural gas are mostly sold under contracts of varying price and volume terms. Revenues for oil are typically collected on the 20th day of the month following production, while natural gas and NGL revenues are collected by the 45th day of the month following production.

The following table presents the Company’s gross oil and gas revenue disaggregated by revenue source:

	Three months ended March 31,
	2024	2023

Oil revenue	$16,548	$16,278
Natural gas revenue	445	815
NGL revenue	1,251	981
	$18,244	$18,074
Royalties	(4,018)	(3,781)
	14,226	14,293

10.	SUBSEQUENT EVENTS

There were no subsequent events as of the date of issuance.

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